EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2016	2015
	(Millions)
Net income attributable to Tenneco Inc.	$143	$127
Add:
Interest expense	52	33
Portion of rental representative of the interest factor	11	10
Income Tax Expense	74	88
Noncontrolling interests	32	27
Amortization of interest capitalized	2	3
Undistributed losses of affiliated companies in which less
than a 50% voting interest is owned	—	1
Earnings as defined	$314	$289
Interest expense	52	33
Interest capitalized	3	3
Portion of rentals representative of the interest factor	11	10
Fixed charges as defined	$66	$46
Ratio of earnings to fixed charges	4.76	6.28